EXHIBIT 3.1

Articles of Incorporation

(Pursuant to NRS 78)

1.	Name of Corporation:	Ford - Spoleti Holdings, Inc.

2.	Resident Agent name and Street Address:	National Registered Agent Inc. of America
100 East William Street - Suite 204
Carson City, NV

3.	Shares:	310,000,000 shares, par value $.001

4.	Names and Addresses of the Board of Directors:	Ann T. Ford Spoleti
248 Route 25A
East Setauket,New York 11733

5.	Purpose:	Any Lawful Purpose

6.	Name, Address and Signature
	of Incorporator	/s/ Paul Goodman
Paul Goodman
420 Lexington Avenue - Suite 2020
New York, New York 10470

7.	Certificate of Acceptance
of Appointment of
	Registered Agent	National Registered Agent Inc. of
America

By: Secretary

4/12/2004

ATTACHMENT TO

ARTICLES OF INCORPORATION

OF

FORD SPOLETI HOLDINGS, INC.

Additional Provisions

Eight; The total number of shares which the corporation shall have authority to issue is Three Hundred Ten Million (310,000,000) shares having a par value of $.0001 per share as follows:

Common, The aggregate number of common shares which this . Corporation shall have authority to issue is 300,000,000 shares of common stock, having a par value of $.0001 per share. All common stock of the Corporation shall be of the same class common and shall have the same rights and preferences. Fully paid common stock of this Corporation shall not be liable to any further call or assessment.

Preferred The Corporation shall be authorized to issue 10,000,000 shares of Preferred Stock having a par value of $.0001 per share and with such rights preferences and designations determined by the

NINE: Election of directors need not be by written ballot except and to the extent provided in the by-laws of the corporation. The number of directors of the corporation may be increased or decreased in the manner provided in the By-laws of the corporation provided, that the number of directors shall never be less than one. In the interim between elections of directors by stockholders entitled to vote all vacancies including vacancies caused by an increase in the number of directors and including vacancies resulting form the removal of directors by the stockholders entitled to vote which are not filled by said stockholders may be filled by the remaining directors, through less than a quorum.

TEN The personal liability of the directors of the corporation is hereby eliminated to the fullest extent permitted by the General Corporation Law of the State of Nevada, as the same may be amended and supplemented.

ELEVEN: The corporation shall to the fullest extent permitted by the General Corporation Law of the State of Nevada, as the same may be amended and supplemented indemnify any and all persons whom it shall have power to indemnify under said Law from and against any and all of the expenses, liabilities , or other matters referred to in or covered by said Law, and the indemnification provided for herin shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any By-Law agreement, vote of stockholders or directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office and shall continue as to a person who has excepted to be director. Officer, employee or agent and shall insure to the benefit of the heirs, executives and administrators of such person

TWELVE: The corporation reserves the right to amend, alter, change or repeal any provision contained in these Articles of Incorporation in the manner nor or hereafter prescribed by the state, and all rights conferred upon stockholders herein are granted subject to this reservation.

THIRTEEN: No shareholder shall be entitled as matter of right to subscribe for or receive additional shares of any class of stock of the Corporation whether now or hereafter authorized, or any boards, debentures or securities convertible into stock may be issued or disposed of by the Board of Directors to such persons and on such as in its discretion it shall deem advisable.